UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

XETA Technologies, Inc.

(Name of Subject Company (issuer)

XETA Technologies, Inc.

(Names of Filing Persons (offeror)

Certain Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

983909102

CUSIP Number of Class of Securities

Robert B. Wagner
Chief Financial Officer and Secretary
XETA Technologies, Inc.
1814 West Tacoma
Broken Arrow, Oklahoma 74012
(918) 664-8200

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation* Not Applicable	Amount of filing fee* Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable
Form or Registration No.: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

ITEM 12. EXHIBITS.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     PRELIMINARY NOTE: Attached hereto as an exhibit is XETA Technologies, Inc.’s Definitive Proxy Statement and related materials for its Annual Meeting of Shareholders to be held on April 6, 2004 (the “Proxy Materials”). The Proxy Materials contain a proposal asking XETA Technologies shareholders to amend certain XETA Technologies employee benefit plans to permit the exchange of outstanding stock options for new stock options or restricted stock. Disclosures are made in the context of these proposals relating to the likelihood that if the benefit plan amendments are approved by the shareholders, eligible employees will be offered the opportunity to participate in an exchange offer by which outstanding stock options will be exchanged for a lesser number of shares of restricted stock. The Proxy Materials do not constitute an offer to holders of eligible options to exchange their options for shares of restricted stock.

     XETA Technologies has not commenced any such option exchange program. If the shareholders approve the proposals referred to above and XETA Technologies elects to proceed with any such option exchange program, eligible employees will be sent written materials explaining the precise terms and timing of the exchange offer. In that event, eligible employees are urged to read those written materials carefully when they become available, because they will contain important information about the exchange offer. Upon commencement of any such option exchange program, XETA Technologies will also file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement on Schedule TO. If the option exchange program is commenced, eligible employees, as well as shareholders and members of the public, will be able to obtain these tender offer materials and other documents filed by XETA Technologies, Inc. with the SEC free of charge from the SEC’s website at www.sec.gov. Eligible employees will also be able to obtain free of charge a written copy of the option exchange offer materials, if and when they are available, by calling XETA Technologies at (918)664-8200, or by writing to XETA Technologies, 1814 W. Tacoma, Broken Arrow, Oklahoma, 74012, Attention: Robert B. Wagner, Chief Financial Officer.

ITEM 12. EXHIBITS.

(a)((i)	Definitive Proxy Statement for Annual Meeting of Shareholders (incorporated by reference to XETA Technologies Schedule 14A, filed with the Securities and Exchange Commission on February 26, 2004).

2